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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________

FORM 15

______________

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13

and 15(d) of the Securities Exchange Act of 1934

Commission File No. 000-26698

DATAWAVE SYSTEMS INC.

(Exact name of registrant as specified in its charter)

Wayne Interchange Plaza One

145 Route 46 West, 3rd Floor

Wayne, New Jersey  07470

(973) 774-5000

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ X ]

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934, DataWave Systems Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATAWAVE SYSTEMS INC.

Date:  January 8, 2007

 /s/ Kenneth W. Taylor

Kenneth W. Taylor

Chief Financial Officer